NR08-09	April 14, 2008

ITH Discovers Bulk Tonnage Gold System in Nevada

Intersects 51.8m @ 2g/t Gold on its North Bullfrog Project, Nevada

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce initial results for the first 11 holes of its resource definition drill program at the North Bullfrog project, Nevada.  Results to date from the Mayflower target are highly encouraging, with broad zones of gold mineralization cored by narrower zones of high grade gold being intersected, such as 51.8 meters of 2.0 g/t gold (including 9.1 meters of 7.2 g/t gold) and 38.1 meters of 1.4 g/t gold (including 15.2 meters of 2.9 g/t gold) (See Table 1).

This initial drill program is addressing 2 of 6 priority targets in the North Bullfrog District scale gold system, located 10 kilometres north of the historic Bullfrog mine that produced approximately 2.3 million ounces in the 1980-90’s.  The new ITH drill results, when linked with the very encouraging historic drill results (see ITH-NR 07-32), continue to support the Mayflower as a new bulk tonnage gold discovery in Nevada with significant expansion potential.

In addition, the Company has recently completed an initial 11 borehole test on the Air Track Hill target, located 3 kilometres northwest of the Mayflower.  The boreholes have intersected broad zones of permissive alteration and gold assay results are expected imminently.  The encouraging alteration and mineralization discovered to date in the North Bullfrog offers strong encouragement for the development of a series of deposits in this District scale gold system which, in total, could form a major new Nevada gold deposit.

Initial Mayflower Results

The total mineralized intervals above 0.25 g/t gold for all 11 holes have returned an average thickness of 33.3 metres with an average grade of 0.91 g/t gold, highlighting the project’s bulk tonnage potential (See Table 2).  These initial holes have confirmed the presence of a broad zone of silicification and adularia alteration around the main Mayflower fault zone which is intimately associated with the gold mineralization.  Alteration appears to be best developed in specific horizons and is noticeably more intense in the north-western part of the target area.  The mineralized intervals are highly oxidized to depth and representative samples have submitted for initial metallurgical testing.

Drilling has confirmed the continuity of the structure over a strike length of at least 900 metres and is providing insights into the structural controls on higher grade mineralization.  Drilling currently underway will test several structural concepts as the system expands at depth (Figure 1).  This drilling phase will conclude in mid April, at which point the Company will assess the resource potential of this new Nevada discovery.  Results from this phase of exploration will form the foundation for a follow-up District wide resource development program in the late fall as the Company’s Alaskan programs are advanced.

As a note, drill holes NB-08-08, NB-08-09 and NB-08-16 were drilled through old workings and had no or very poor recovery through the mineralized zone, and were therefore ineffective at evaluating it.  Hole NB-08-13 was a stratigraphic hole which did not cross the main mineralized zone.

Table 1

 Significant Intercepts from initial Mayflower Target Drilling.

(Only intercepts with grade-thickness products greater than or equal to 4 gram meters)

Hole Number	From (m)	To (m)	Intercept (m)	Gold (g/t)
NB-08-07	44.2	51.8	7.6	0.80
NB-08-09	96.0	103.6	7.6	0.81
	108.2	118.9	10.7	0.49
NB-08-10	65.5	117.4	51.8	2.02
includes	83.8	93.0	9.1	7.18
NB-08-11	106.7	109.7	3.1	1.24
	111.3	125.0	13.7	0.79
	131.1	137.2	6.1	0.79
NB-08-12	70.1	77.7	7.6	0.88
	80.8	118.9	38.1	1.43
includes	88.4	103.6	15.2	2.87
NB-08-14	157.0	169.2	12.2	1.06
	178.3	204.2	25.9	0.75
NB-08-15	77.7	105.2	27.4	0.80
	77.7	88.4	10.7	1.32
NB-08-16	99.1	103.6	4.6	1.53
NB-08-17	74.7	99.1	24.4	0.63
includes	91.4	96.0	4.6	1.90
NB-08-18	89.9	102.1	12.2	1.16

Property Summary

The North Bullfrog Project area is located near Beatty, Nevada and has excellent access and infrastructure.  It is 7 kilometres north of the historic Bullfrog mine, which was operated by Barrick Gold Corporation until the mid 1990’s (see NR07-05).  The North Bullfrog project is held under option from Redstar Gold Corporation (TSXV:  RGC), whereby ITH can earn up to a 70% interest in the project.  To date, the Company has completed approximately half of the work commitment required to earn its initial 60% interest.

The Mayflower target is comprised of 11 patented mining claims and is focused along a northwest-trending, steeply-dipping, high-grade quartz-calcite vein system hosted in volcanic rocks.  The broad, well-mineralized intercepts in both the historic and recent drilling are primarily developed within favourable volcanoclastic units along a well developed, broad structural zone forming a large bulk tonnage target.

Figure 1.  Section through holes NB08-10, 11 and 41,
illustrating the broad southerly dipping mineralized zone.

Table 2

Average mineralized intervals for the initial 10 ITH Mayflower drill holes

Hole Number	Total Depth (m)	Length Mineralized (m)*	Average Grade of Mineralized Section (g/t gold)	% of hole Mineralized
NB-08-7	154	22.9	0.49	15%
NB-08-8	183	16.8	0.37	9%
NB-08-9	183	18.3	0.62	10%
NB-08-10	183	54.9	1.94	30%
NB-08-11	207	38.4	0.67	19%
NB-08-12	213	57.9	1.13	27%
NB-08-13	305	Pending
NB-08-14	366	41.2	0.56	11%
NB-08-15	346	36.6	0.69	11%
NB-08-16	148	21.3	0.59	14%
NB-08-17	305	44.2	0.51	14%
NB-08-18	213	16.8	1.01	8%
Average	227	33.6	0.89	16%
* Criteria - intervals included in sum have <3m of internal waste & cutoff grade of 0.25g/t

Qualified Person

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of ITH.

The work program at North Bullfrog was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), and Dr. Jacob Margolis, U.S. Exploration Manager for Redstar Gold Corp., who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log, tag and track each individual borehole sample, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.